

December 9, 2013

Via E-mail
Joseph Mangiapane, Jr.
Chief Executive Officer
Rubicon Financial Incorporated
18872 MacArthur Boulevard, First Floor
Irvine, CA 92612

> **Re:** **Rubicon Financial Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 19, 2013**
> **File No. 000-29315**

Dear Mr. Mangiapane:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1. Business, page 2

Regulation, page 6

1. In future filings, please expand your disclosure in this section to address the impact of Dodd-Frank on your business and operations.

Dial-A-Cup Spinout, page 7

2.   We note your disclosure that you entered into a Separate and Distribution Agreement with your subsidiary, Dial-A-Cup, in 2007. Please clarify in future filings whether you still intend to spinout the Dial-A-Cup shares to your shareholders, and if so, the reasons for the delay in implementing the terms of the agreement.

DAC Business, page 7

3.   Please update your disclosure in this section in future filings, as it is unclear from your existing disclosure whether you have commenced manufacturing and marketing of the Dial-A-Cup appliance.

Item 5. Market for Registrant's Common Equity…, page 18

Recent Sales of Unregistered Securities, page 20

4.   Please file as an exhibit the private placement agreement with Ms. McPherson related to the sale of your Series B convertible preferred stock.

Item 8. Financial Statements and Supplementary Data, page 24

Consolidated Statements of Operations, page F-3

5.   We note that you generate revenue from various revenue streams (e.g., investment banking revenues, advisory fees, restructuring transactions and commissions on brokerage services as discussed on pages 23 and F-7). Please address the following.

- Revise your presentation (on the face of the statement of operations) in future filings to disaggregate any significant concentrations of revenues. In addition, revise your disclosure in MD&A (in Results of Operations, page 21) to expand your discussion of the fluctuation in each significant component of revenue between reporting periods.

- Tell us, and revise your policy disclosure to clarify, whether your commissions on brokerage services are recorded on a gross or net basis. Explain to us your consideration of the factors that are discussed at ASC 605-45-45 regarding gross or net reporting.

Note 3 – Goodwill, page F-8

6.   We note that you evaluated goodwill for impairment as of December 31, 2012 and again at September 30, 2013 and determined that no impairment was required. It is not clear to us, however, how you arrived at this conclusion. Please address the following.

- Provide us with a robust narrative that explains your goodwill impairment analysis (e.g., qualitative assessment, step 1, step 2, etc.) and how your conclusion is consistent with the guidance provided in ASC 350-20-35. Quantify amounts when applicable.

- Tell us your reporting units for purposes of impairment testing and how you determined the reporting units identified. Specify if your reporting units are the same as your operating segments.

- Revise your future filings within your significant accounting policies and procedures (Note 1, page F-6) to include your accounting policy for goodwill and the related impairment assessment. Provide us with your draft disclosure.

7. In light of our comment above, and in an effort to provide more meaningful disclosures regarding the risk of future goodwill impairment, please consider revising your future filings to include the assessment of goodwill for impairment in your Critical Accounting Policies and Estimates in MD&A (page 28). Provide us with your proposed disclosures. Your disclosure should include, but not be limited to, the following:

- the number and nature of reporting units to which you have allocated goodwill;

- to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values, please disclose (i) the percentage by which fair value exceeds carrying value as of the date of the most recent test, (ii) the amount of goodwill allocated to each reporting unit, (iii) a description of the methods and key assumptions used and how the key assumptions were determined, (iv) a discussion of the degree of uncertainty associated with the key assumption, and (v) a discussion of events or trends that would negatively affect your assessment of fair value; and

- to the extent that your estimated fair value of a reporting unit substantially exceeds the carrying value, please disclose that determination.

Item 9B. Other Information, page 25

Change in NCS Management, page 32

8. We note your disclosure that Kathleen McPherson resigned from her position at NCS in March 2013. Please clarify whether Ms. McPherson has also resigned from her Rubicon director position.

Item 10. Directors, Executive Officers and Corporate Governance, page 33

Election of Directors and Officers, page 33

9.   We note your disclosure that "[d]irectors are elected to serve until the next annual
        meeting of shareholders." We note further that you have not filed a definitive proxy
        statement soliciting shareholders' votes since 2011. Please clarify when you last held a
        shareholder meeting at which directors were elected and revise future filings to clarify the
        duration of your directors' terms, as appropriate.

Item 11. Executive Compensation, page 35

10.   We refer to your disclosure on page 33 that Kathleen McPherson, director and chief
        executive officer of NCS, serves as a consultant to you and "provides services in the area
        of corporate structure, marketing, strategic alliances and other matters relating to [y]our
        management and growth." Please tell us how you determined not to include Ms.
        McPherson in the summary compensation table in light of Exchange Act Rule 3b-7. See
        Instruction 2 to Regulation S-K Item 402(m)(2). In this regard, we also note your
        disclosure in footnote (1) to the director compensation table on page 36. Please note that
        Regulation S-K Item 402(r)(2) requires tabular disclosure of compensation for services *as
        a director*. Please revise your disclosure in future filings accordingly.

Item 12. Security Ownership of Certain Beneficial Owners and Management…, page 37

11.   Regulation S-K Item 403 requires disclosure of the security ownership of certain
        beneficial owners and management as of the most recent practicable date. Please explain
        why the tabular disclosure presented on page 37 is as of March 27, 2012.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Item 1. Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

Note 7 – Notes Payable, page 9

12.   We noted from your disclosure on page 25 (Item 9B. Other Information) that your Term
        Note contains certain debt compliance covenants. Please revise your future filings both
        here and in the MD&A (under Liquidity and Capital Resources, page 18) to disclose such
        covenants and the status of your compliance as of the end of the reporting period. To the
        extent you are not in compliance or you are uncertain of your ability to comply with said
        debt covenants in the future, disclose the impact of default on your capital resources and
        indicate how an event of default would affect your ability to continue as a going concern.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director